UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)

Date: January 27, 2008	By:	/s/ J.C. STEFAN SPICER
(Signature)

J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated January 27, 2009

Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED ENTERS INTO UNDERWRITING AGREEMENT

For Immediate Release to
Marketwire and
U. S. Disclosure Circuit

TSX SYMBOLS:  CEF.A (Cdn. $) and CEF.U (U.S. $)

NYSE ALTERNEXT US SYMBOL:  CEF

TORONTO, Ontario (January 27, 2009) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta announced today that it has entered into an underwriting agreement with CIBC World Markets Inc., as underwriter, under which the underwriter has agreed to buy and sell to the public, in Canada (except Québec) and in the United States under the multijurisdictional disclosure system, 11,540,000 Class A Shares of Central Fund.  The Underwriter has been granted the right to increase the size of the offering (the “Right”) by up to an additional 960,000 Class A Shares, exercisable in whole or in part, at any point prior to 4:00pm (EST) on January 27, 2009.  The offering will be made under a third prospectus supplement to Central Fund’s U.S.$750,000,000 base shelf prospectus dated March 31, 2008.

The purchase price of U.S.$10.40 per Class A Share is expected to result in gross proceeds of approximately U.S.$120 million, prior to the exercise of the Right. Substantially all the net proceeds of the offering have been committed to purchase gold and silver bullion for settlement at closing, in keeping with the asset allocation policies established by the Board of Directors of Central Fund.  The additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of the shareholders of Central Fund.

Closing is expected to occur on or about February 3, 2009.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the base shelf prospectus and prospectus supplements and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central Fund and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplements filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange-tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s auditors and bank representatives.  Class A Shares are quoted on the NYSE Alternext US, symbol CEF and the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878
Website: www.centralfund.com. Email: info@centralfund.com.